MVP REIT, Inc.

8880 West Sunset Road, Suite 240

Las Vegas, Nevada 89148

Telephone: (702) 534-5577

September 24, 2012

VIA EDGAR AND OVERNIGHT MAIL

Michael McTiernan

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Amendment No. 7 to the Registration Statement on Form S-11 (the “Registration Statement”) of MVP REIT, Inc. (formerly known as MVP Monthly Income Realty Trust, Inc.) (File No. 333-180741)

Dear Mr. McTiernan:

In accordance with Rule 461 under the Securities Act of 1933, as amended, MVP REIT, Inc. (the “Registrant”) hereby requests the acceleration of the effective date of the above-referenced Registration Statement so that it may become effective at 5:00 p.m., East Coast time, on Tuesday, September 25, 2012, or as soon thereafter as is practicable (the “Acceleration Request”). Please send all notices regarding the Acceleration Request to the following person:

Michael V. Shustek

MVP REIT, Inc.

8880 West Sunset Road, Suite 240

Las Vegas, Nevada 89148

Telephone: (702) 534-5577

Email: mike@vestingroup.com

Once the Registration Statement has been declared effective, please also orally confirm that event with our counsel, Morrison & Foerster LLP, by calling Hillel Cohn at (213) 892-5251 or Ben Chung at (213) 892-5562.

The undersigned acknowledges that:

•

should the Securities and Exchange Commission (the “Commission”) or its staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•

the action of the Commission or its staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

Michael McTiernan

September 24, 2012

•

the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your assistance and cooperation in this matter.

Sincerely,

MVP REIT, INC.

By:	/s/ Michael V. Shustek
Michael V. Shustek
Chief Executive Officer